
October 23, 2012

Via E-mail
Mr. Ezra Uzi Yemin
Chief Executive Officer and Chairman
Delek Logistics Partners GP, LLC
7102 Commerce Way
Brentwood, Tennessee 37027

> Re:   **Delek Logistics Partners, LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on October 16, 2012**
> **File No. 333-182631**

Dear Mr. Yemin:

We have reviewed your amended registration statement and correspondences submitted on October 16, 2012 and October 22, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A3 Filed October 16, 2012

Pro Forma Combined Financial Statements

Note 2 - Pro Forma Adjustments and Assumptions, page F-6

1. We understand from your response to prior comment 3 that the adjustments described in paragraph (r) are intended to reflect pipeline tariffs and terminalling charges that you will earn under new commercial agreements that become effective upon closing your offering, and that such amounts represent transactions with Delek parent company that were eliminated in consolidation at the Delek parent level instead of between entities that are consolidated in the predecessor financial statements. Please clarify as necessary if this does not reflect a proper understanding of your situation. In addition, further expand

your disclosure to include a table showing the historical quantities of product utilized in your computations and the fees that are specified in your new commercial agreements that would have applied during the periods shown, with totals supporting the adjustment amounts.

Note 3 – Pro Forma Net Income Per Unit, page F-8

2.      We note your disclosure on page F-9 indicating that pro forma net income per common unit, and per subordinated unit, would have been $0.93 and $0.47 for the twelve and six months ended December 31, 2011 and June 30, 2012, respectively, pursuant to SAB Topic 1:B.3. Please expand your disclosure to add a table showing your calculations of these amounts and narrative to explain assumptions about proceeds to be distributed, offering price and incremental shares. These details should be consistent with disclosures in paragraphs (f) and (g).

Note 4 - Commercial Agreements with Delek, page F-9

3.      Please expand your disclosures to include the minimum commitments and percentages of capacity these represent for each agreement, also to indicate whether the fees represent market rates and are consistent with those you expect to earn from others for similar services. The fees specified in these agreements and utilized in your pro forma adjustments should be disclosed.

Appendix A

4.      In your amended and restated agreement of limited partnership of Delek Logistics Partners, LP, you disclose a Section 16.9 "Applicable Law; Forum; Venue and Jurisdiction; Waiver of Trial by Jury." Please disclose this forum selection provision in your prospectus disclosure of "The Partnership Agreement."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Via E-mail
        Gerald M. Spedale
        Baker Botts L.L.P.